August 21, 2017

John D. Brown
Attorney-Advisor
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Gold Entertainment Group, Inc.
Form 10-12G/A
August 21, 2017
File No. 000-28571

Dear Mr. Brown:

Enclosed is Amendment Two to the above Registration Statement. The changes are made in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated March 30, 2017.

Since our last correspondence, the Company has filed its annual 10K (filing date 2017-06-01) and its 10Q for the quarterly period ended April 30, 2017 (filing date 2017-08-09).

1. General.

We have added a section titled "Effect of Company being classified as a "shell"." to ITEM 1 : DESCRIPTION OF BUSINESS on page 3.

Additionally a new Risk Factor has been added on page 7 titled:

Our Company is defined as as "shell" and this will effect shareholders reliance upon Rule 144 for resales of the Company's common stock.

2. Risk Factors, page 2.

We have added the following Risk Factor on page 7 addressing Rule 419 titled:

The Company may become subject to Rule 419, and the restrictions and rules regarding future Offerings, if we were to be considered to be a Blank Check Company

3. Directors and Executive Officers

ITEM 5: the table at the beginning contained errors and has now been corrected.

4. Executive Compensation

The ITEM 6 has been amended to include Executive Compensation through the year end January 31, 2017 and is identical to that filed in the Company's 10K (filing date 2017-06-01).

5. Item 7: Certain Relationships and Related Transactions, page 13

The Preferred and Common shares are held by myself, as an individual, and not in any corporate name. Any references to "an entity owned 100% by .." are made because of activities made with that entity prior to 2010 and are included for Audit accuracy.

/s/ Hamon Fytton, CEO Gold Entertainment Group Inc.